UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from       to

Commission File Number 001-05075

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Revvity, Inc. Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Revvity, Inc.

77 4th Avenue

Waltham, Massachusetts 02451

Revvity, Inc. Savings Plan

Report of Independent Registered Public Accounting Firm

To the Administrative Committee and Plan Participants

Revvity, Inc. Savings Plan

Waltham, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Revvity, Inc. Savings Plan (the “Plan”) as of December 31, 2024 and 2023, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Form 5500, Schedule H, Part IV, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2024 and Form 5500 Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2024, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2012.

New York, New York

June 20, 2025

Revvity, Inc. Savings Plan

Statements of Net Assets Available for Benefits

December 31,	2024	2023
Assets
Investments - Participant-Directed - at fair value	$839,056,852	$758,049,215
Employer Contributions Receivable	637,846	680,385
Notes Receivable from Participants	4,175,736	4,002,331

Net Assets Available for Benefits	$843,870,434	$762,731,931

See accompanying notes to financial statements.

Revvity, Inc. Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years ended December 31,	2024	2023
Additions:
Investment Income :
Net appreciation in fair value of investments	$120,921,012	$125,644,915
Interest and dividend income	9,889,524	10,820,491

Net Investment Income	130,810,536	136,465,406

Interest Income on Notes Receivable from Participants	283,054	240,969

Contributions:
Participant contributions	26,685,043	31,392,088
Employer contributions	13,451,429	15,652,426
Other employer contributions	47,088	—
Rollover contributions	4,794,593	3,793,284

Total Contributions	44,978,153	50,837,798

Total Additions	176,071,743	187,544,173

Deductions:
Benefits paid to participants	94,474,729	258,008,719
Administrative expenses	425,393	460,075
Other expenses	33,118	50,475

Total Deductions	94,933,240	258,519,269

Increase (Decrease) in Net Assets	81,138,503	(70,975,096)

Net Assets Available for Benefits, beginning of year	762,731,931	833,707,027

Net Assets Available for Benefits, end of year	$843,870,434	$762,731,931

See accompanying notes to financial statements.

Revvity, Inc. Savings Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the Revvity, Inc. Savings Plan (the “Plan”), as in effect for the years ended December 31, 2024 and 2023, is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan covering substantially all domestic employees of Revvity, Inc. (the “Company” or the “Plan Sponsor”). The Plan also covers employees of each wholly owned domestic subsidiary that has entered into an agreement to adopt the Plan. The Plan is administered by an administrative committee (the “Plan administrator”), which has overall responsibility for interpreting the provisions of the Plan and providing the trustee with any information required in the discharge of its duties. Fidelity Management Trust Company (“FMTC”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

In March 2023, the Company completed the previously announced sale of certain assets and the equity interest of certain entities constituting the Company’s Applied, Food, and Enterprise Services businesses (the “Business”), which included approximately 1,326 employees in the United States of America (the “U.S.A.”). Affected participants were 100 % vested in their account balances and were given the opportunity to rollover their account balances to another qualified plan. The total amount of assets rolled over to another qualified plan amounted to $140,717,355, which is included in Benefits paid to participants in the statement of changes in net assets available for benefits for the year ended December 31, 2023.

Effective as of April 26, 2023, the Company changed its name from PerkinElmer, Inc. to Revvity, Inc. Effective as of September 1, 2023, the Plan changed its name from PerkinElmer, Inc. Savings Plan to Revvity, Inc. Savings Plan.

Contributions

Participation in the Plan is voluntary. As defined in the Plan, eligibility commences the date the employee completes an hour of service for the Company. Participants may elect to make voluntary before-tax or Roth 401(k) contributions of up to 90% of their eligible compensation, subject to statutory limits, and after-tax contributions up to statutory or other limits defined by the Plan. In order to maintain the Plan’s status as nondiscriminatory, the contribution amounts for highly compensated employees may be limited. Participants age 50 or over may be eligible to make additional contributions, subject to certain Internal Revenue Code (the “Code”) limitations. Participants may also contribute amounts distributed to them by other qualified benefit plans.

All eligible participants receive matching contributions on a per-pay-period basis of 100% of the first 5% of eligible compensation up to the applicable Code limits.

As defined in the Plan, the Company may make supplemental contributions at its discretion. There were no supplemental contributions made during 2024 or 2023.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, supplemental contributions, allocations of Plan earnings, and are charged with an allocation of Plan losses and

Revvity, Inc. Savings Plan

Notes to Financial Statements

administrative expenses. Allocations are based on participant earnings, deferrals or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures

Participants are vested immediately in their voluntary contributions plus actual earnings thereon. All active participants are vested immediately in the Company’s contribution portion of participants’ accounts. Also, if a participant terminated employment due to death, disability or retirement, as defined in the Plan, his or her account balance remains 100% vested.

At December 31, 2024 and 2023, forfeited accounts totaled $22,887 and $5,016, respectively. These forfeitures arose from contributions that were subject to former vesting schedules in place prior to February 1, 2011 and any adjustments and uncashed checks. Forfeited balances are used to reduce future Company contributions or to pay reasonable administrative expenses of the Plan. During the Plan years ended December 31, 2024 and 2023, forfeitures in the amount of $18,750 and $68,400, respectively, were used to pay Plan expenses.

Investments

Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, collective investment trusts, a common collective trust fund, participant-directed brokerage accounts, and a Company stock fund, subject to certain limitations, as investment options for participants.

Notes Receivable from Participants

Participants may borrow from their fund accounts from a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The notes are secured by the balance in the participant’s account and bear interest at rates fixed for the term of the note by the Plan administrator based on interest rates currently being charged by commercial lending institutions. The period of repayment for any note is determined by the participant, but in no event shall the stated repayment period exceed 60 months, unless the note is used to purchase a principal residence, in which case, a longer payment period is permitted. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service, death, or disability, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. A participant may withdraw the balance of his or her after tax-tax contributions or elect to rollover their vested balance to another qualified retirement plan or IRA at any time. A participant may also elect to receive a distribution upon attaining age 59 1⁄2 or in cases of hardship. Benefit payments to participants are recorded upon distribution.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared under the accrual basis in accordance with accounting principles generally accepted in the U.S.A. (“GAAP”).

Revvity, Inc. Savings Plan

Notes to Financial Statements

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Choices, Valuation and Income Recognition

The Plan’s investments are carried at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Company’s common stock is valued at the quoted closing market price from a national securities exchange and the short-term investments are valued at cost, which approximate fair value. Shares of mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan at year-end. The fair values of collective investment trusts are based upon the NAV of the underlying investments at year end. One of the Plan’s investment options allows participants to establish a brokerage account and select various investments consisting primarily of but not limited to mutual funds, common and preferred stock, and interest-bearing cash. The units of the common collective trust fund are stated at fair value as determined by the issuer of the fund, FMTC, based on the net asset value, as a practical expedient, of the underlying investments and account charges.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan’s net appreciation or depreciation in the fair value of its investments consists of realized gains and losses and unrealized appreciation and depreciation on investments.

Investment Management Fees and Operating Expenses

Management fees and operating expenses charged to the Plan for investments in the mutual funds, collective investment trusts and common collective trust fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest at the end of the period. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Contribution Receivable

Participant contributions and any related employer matching contributions are recognized in the period during which the Company makes the respective payroll deduction from the participant’s compensation.

Payment of Benefits

Payments to participants are recorded upon distribution.

Revvity, Inc. Savings Plan

Notes to Financial Statements

Administrative Expenses

Certain expenses of the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to notes receivable from participants and distributions are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation or depreciation in fair value of investments.

Other Employer Contributions

The Company noted certain operational errors for the period from November 28, 2022 to March 28, 2024, with respect to auto enrollment into the Plan. In 2024, the Company corrected the errors and remitted an amount of $47,088 of qualified nonelective employer contributions to the Plan on behalf of the affected participants.

Subsequent Events

The Plan has evaluated events and transactions occurring after the Statements of Net Assets Available for Benefits date through the date of issuance for recognition or disclosure in the financial statements and notes, and no subsequent events requiring accrual or disclosure have occurred that are not otherwise disclosed herein.

3. Fair Value Measurements

Accounting Standards Codification 820, Fair Value Measurement (“ASC 820”), establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest Level of input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The Plan’s policy is to recognize significant transfers between Levels at the beginning of the reporting period.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.

Revvity, Inc. Stock Fund

The Revvity, Inc. Stock Fund is an employer stock unitized fund. The fund consists of Revvity, Inc. common stock as well as short-term investments that provide liquidity for daily trading. Revvity, Inc. common stock is valued at the quoted closing market price from a national securities exchange and the short-term investments are valued at cost, which approximate fair value.

Mutual Funds

The Plan’s mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Revvity, Inc. Savings Plan

Notes to Financial Statements

Collective Investment Trusts

The Plan’s collective investment trusts (“CIT”) are tax-exempt, pooled investment vehicles sponsored and managed by Fidelity Institutional Asset Management (“FIAM”), Geode Capital Management Trust Company, LLC, and Great Gray Trust Company, LLC. The primary objective of a collective investment trust is to utilize economies of scale, to lower costs with a combination of profit-sharing pools. The Plan’s CIT are investment vehicles that bear many similarities to a mutual fund, but are not subject to the Investment Company Act of 1940 as they are unregistered investment vehicles. CIT have fewer trading issues as CIT are only managed for those specific plans and are not available to the general public. While unregistered, collective trusts are not unregulated; in the U.S., collective trusts are supervised by the Office of the Comptroller of the Currency (“OCC”) and the applicable state banking authority.

The Plan’s CIT invest primarily in a combination of domestic U.S. equity pools, international equity pools, bond pools, and short-term pools, some of which are actively managed while others are passively managed, meaning they seek to provide investment results that correspond to the total return of a specific index. CIT are valued at the net asset value (NAV) of units held. The NAV is based on the fair value of the underlying investments held by the CIT less its liabilities. The fair value of the underlying investments is determined using market quotations or prices obtained from independent pricing sources that may employ various pricing methods to value the investments, including matrix pricing.

Participant-Directed Brokerage Account

A self-directed brokerage account allows Plan participants the opportunity to invest in a wide array of securities, including but not limited to common and preferred stocks and registered investment companies. Participants can elect to direct their Plan assets into individual securities by establishing a Plan level brokerage account. Investments in brokerage accounts are reported at fair value. The Plan receives prices for investments in brokerage accounts from a nationally recognized pricing service that are based on observable market transactions.

Common Collective Trust Fund/Stable Value Portfolio

The Plan’s common collective trust fund is valued at the NAV of units in the collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. In the event that the Plan initiates a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The valuation methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

In accordance with ASC 820, the following tables set forth by Level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2024 and 2023.

Revvity, Inc. Savings Plan

Notes to Financial Statements

The Plan had no Level 3 investments as of December 31, 2024 and December 31, 2023.

	Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	December 31, 2024 Total
Revvity, Inc. stock fund	$14,613,678	$—	$14,613,678
Mutual funds	58,706,054	—	58,706,054
Collective investment trusts	—	692,248,155	692,248,155
Participant-directed brokerage account	34,934,485	—	34,934,485

Total investments at fair value	108,254,217	692,248,155	800,502,372

Common collective trust fund measured at NAV*			38,554,480

Total Investments	$108,254,217	$692,248,155	$839,056,852

	Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	December 31, 2023 Total
Revvity, Inc. stock fund	$15,802,263	$—	$15,802,263
Mutual funds	174,288,031	—	174,288,031
Collective investment trusts	—	496,131,829	496,131,829
Participant-directed brokerage account	29,484,401	—	29,484,401

Total investments at fair value	219,574,695	496,131,829	715,706,524

Common collective trust fund measured at NAV*			42,342,691

Total Investments	$219,574,695	$496,131,829	$758,049,215

*

Specific investments that are measured at fair value using the NAV (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in the tables above are meant to enable reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

Revvity, Inc. Savings Plan

Notes to Financial Statements

The following tables set forth additional disclosures of the Plan’s investment that has fair value estimated using NAV, as a practical expedient:

	Fair Value Estimated Using Net Asset Value per Share December 31, 2024
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Stable value fund(a)	$38,554,480	$—	Daily	See Note 4	See Above

	Fair Value Estimated Using Net Asset Value per Share December 31, 2023
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Stable value fund(a)	$42,342,691	$—	Daily	See Note 4	See Above

(a)

Stable value fund strategy seeks to preserve the principal investment while earning a level of interest that is consistent with the principal preservation. While it seeks to maintain a stable NAV of $1 per share, it cannot guarantee it will be able to do so; thus, the yield of the stable value fund will fluctuate.

4. Common Collective Trust Fund/Stable Value Portfolio

The Managed Income Portfolio II (the “Portfolio”) is a stable value portfolio that is a commingled pool managed by FMTC. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Portfolio’s constant net asset value (NAV) of $1 per unit. Distribution to the Portfolio’s participants is declared daily from the net investment income and automatically reinvested in the Portfolio on a monthly basis, when paid. It is the policy of the Portfolio to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Portfolio will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Portfolio, plus earnings, less participant withdrawals and administrative expenses. The Portfolio imposes certain restrictions on the Plan, and the Portfolio itself may be subject to circumstances that impact its ability to transact at contract value (described below). Plan management believes that the occurrence of events that would cause the Portfolio to transact at less than contract value is not probable.

Limitations on the Ability of the Portfolio to Transact at Contract Value

Restrictions on the Plan

Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Portfolio to transact at contract value:

•	The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code.

•

Any communication given to Plan participants by the Plan Sponsor, any other Plan fiduciary or FMTC that is designed to sway or influence a participant not to invest in the Portfolio or to transfer assets out of the Portfolio.

•	Any transfer of assets from the Portfolio directly into a competing investment option.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Withdrawals initiated by the Plan Sponsor will normally be provided at contract value as soon as practicable within twelve months following written notice of the Trustee.

•	Complete or partial termination of the Plan or its merger with another plan.

Revvity, Inc. Savings Plan

Notes to Financial Statements

Circumstances That Impact the Portfolio

The Portfolio invests in assets, typically fixed income securities or bond funds, and enters into “wrap” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Portfolio in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and to protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Portfolio to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Portfolio or the administration of the Portfolio that is not consented to by the wrap issuer.

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Portfolio’s cash flow.

•	Employer-initiated transactions by participating plans as described above.

In the event that wrap contracts fail to perform as intended, the Portfolio’s NAV may decline if the market value of its assets declines. The Portfolio’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Portfolio is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Portfolio’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are non-transferable and have no trading market. There are a limited number of wrap issuers. The Portfolio may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of Portfolio assets.

Revvity, Inc. Savings Plan

Notes to Financial Statements

5. Related-Party Transactions

Certain Plan investments are shares of mutual funds or interests in collective investment trusts and a common collective trust fund managed by Fidelity Management and Research Company (“FMR Co.”), an affiliate of FMTC. These transactions qualify as party-in-interest transactions. Fees paid by the Plan for services provided by FMTC and its related affiliates were $297,617 and $324,260 for the years ended December 31, 2024 and 2023, respectively.

The Plan receives revenue credits from FMTC on a quarterly basis. The revenue credit account can be used to pay Plan expenses or can be allocated to eligible Plan participants as defined in the services agreements with FMTC and its affiliates. Revenue credits earned from this agreement and certain administrative fees are recorded net as other deductions in the statement of changes of net assets available for benefits. During 2024, the Plan received $1,923 of revenue credits and utilized $15,994 to pay Plan expenses; there was a remaining credit of $27,623 as of December 31, 2024. During 2023, the Plan received $26,996 of revenue credits; $41,695 remained in the revenue credit account at December 31, 2023.

At December 31, 2024 and 2023, the Plan held 128,757 and 141,738 shares, respectively, of common stock of the Company, the Plan Sponsor. During the years ended December 31, 2024 and 2023, the Plan recorded dividend income from the Company’s stock of $38,111 and $47,557, respectively.

Participant notes receivable also qualify as party-in-interest transactions.

6. Federal Income Tax Status

The Internal Revenue Service (“IRS”) determined and informed the Company by a letter dated May 29, 2014, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has since been amended and restated. The IRS has issued to the Company a favorable determination letter dated November 11, 2023, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. Therefore, the Plan and the related trust continue to be tax-exempt and no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

7. Plan Termination

Although it has not expressed any intention to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would remain 100% vested in their accounts.

Revvity, Inc. Savings Plan

Notes to Financial Statements

8. Risks and Uncertainties

The Plan utilizes various investment instruments including common and preferred stock, mutual funds, collective investment trusts, and a common collective trust fund. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements. The Plan has one investment that represents 18% and 16% of total investments at December 31, 2024 and 2023, respectively.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available per the financial statements to the Form 5500:

December 31,	2024	2023
Net assets available for benefits per the financial statements	$843,870,434	$762,731,931
Adjustment from fair value to current value for the stable-value common collective trust fund	(2,212,208)	(2,373,036)

Net Assets per the Form 5500	$841,658,226	$760,358,895

The following is a reconciliation of the increase in net assets per the financial statements to net income per the Form 5500:

Years ended December 31,	2024	2023
Increase (Decrease) in net assets before Plan transfers per the financial statements	$81,138,503	$(70,975,096)
Change in adjustment from fair value to current value for fully benefit-responsive stable-value fund:
Beginning of year	2,373,036	4,833,463
End of year	(2,212,208)	(2,373,036)

Net Income (Loss) per the Form 5500	$81,299,331	$(68,514,669)

10. Late Remittances

During the Plan year ended December 31, 2023, participant contributions in the amount of $1,487 were not remitted within the appropriate time period by the Company. This transaction constitutes a prohibited transaction as defined by ERISA. Lost earnings related to the late remittances of participant contributions were deposited to the participant accounts in 2024. Lost earnings related to the late remittances of participant loan repayments were deposited to the participant accounts in 2025. The Company is in the process of filing the 5330 and remitting the related excise taxes and has taken the appropriate steps to ensure all future remittances are done within the prescribed time period.

Supplemental Schedules

Revvity, Inc. Savings Plan

Form 5500, Schedule H, Part IV, Line 4(a) - Schedule of Delinquent Participant Contributions

EIN: 04-2052042

Plan Number: 001

Year ended December 31, 2024
	Participant Contributions Transferred Late to Plan	Total That Constitutes Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP* and PTE 2002-51
		Contributions Not Corrected	Contributions Corrected Outside VFCP*	Contributions Pending Correction in VFCP*
Check here if late participant loan repayments are included:
☒
2023	$1,487	$219	$1,268	$—	$—

Revvity, Inc. Savings Plan

Form 5500, Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year)

EIN: 04-2052042

Plan Number: 001

December 31, 2024
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
		Common collective trust fund:
*	Fidelity Investments	Fidelity Managed Income Portfolio II Class 2	**	$36,342,272

		Mutual funds:
	T. Rowe Price	T. Rowe Price New Horizons Fund Class 1	**	21,176,806
	Neuberger Berman	Neuberger Berman Genesis Fund – Class R6	**	23,389,517
	DWS	DWS RREEF Real Assets Fund Institutional Shares	**	286,513
*	Fidelity Investments	Fidelity Total Bond Fund - Class K6	**	13,403,381
*	Fidelity Investments	Fidelity Government Money Market Fund	**	27,622
*	Fidelity Investments	Fidelity Government Money Market Fund - Class K6	**	422,215

	Total Mutual Funds			58,706,054

		Collective investment trusts:
*	Fidelity Investments	Fidelity Growth Company Commingled Pool	**	154,038,819
*	Fidelity Investments	Fidelity International Discovery Commingled Pool	**	18,562,820
*	Fidelity Investments	Fidelity Contrafund® Commingled Pool	**	80,956,849
*	Fidelity Investments	FID FRDM Blend Target Date Income Commingled Pool Class R	**	2,323,561
*	Fidelity Investments	FID FRDM Blend Target Date 2010 Commingled Pool Class R	**	1,117,808
*	Fidelity Investments	FID FRDM Blend Target Date 2015 Commingled Pool Class R	**	6,298,188
*	Fidelity Investments	FID FRDM Blend Target Date 2020 Commingled Pool Class R	**	11,657,062
*	Fidelity Investments	FID FRDM Blend Target Date 2025 Commingled Pool Class R	**	29,085,877
*	Fidelity Investments	FID FRDM Blend Target Date 2030 Commingled Pool Class R	**	48,630,680
*	Fidelity Investments	FID FRDM Blend Target Date 2035 Commingled Pool Class R	**	47,523,868
*	Fidelity Investments	FID FRDM Blend Target Date 2040 Commingled Pool Class R	**	46,796,474
*	Fidelity Investments	FID FRDM Blend Target Date 2045 Commingled Pool Class R	**	44,302,141
*	Fidelity Investments	FID FRDM Blend Target Date 2050 Commingled Pool Class R	**	41,421,184
*	Fidelity Investments	FID FRDM Blend Target Date 2055 Commingled Pool Class R	**	18,195,387
*	Fidelity Investments	FID FRDM Blend Target Date 2060 Commingled Pool Class R	**	12,943,661
*	Fidelity Investments	FID FRDM Blend Target Date 2065 Commingled Pool Class R	**	4,593,440
*	Fidelity Institutional Asset Management	FIAM U.S. Bond Index CIT	**	9,210,131
	Great Gray	Small Cap Value Fund III Class R1	**	1,354,741
	Great Gray	Putnam Large Cap Value Fund Class R1	**	14,923,099
	Great Gray	Mid Cap Value Fund II Class R1	**	376,593
	Geode Capital Management	Spartan 500 Index Pool Class C	**	84,831,741
	Geode Capital Management	Spartan Global ex U.S. Index Pool Class C	**	6,677,859
	Geode Capital Management	Spartan Extended Market Index Class C	**	6,426,172

	Total Collective Investment Trusts			692,248,155

*	Fidelity Investments	Participant-directed brokerage account:
		Fidelity BrokerageLink	**	34,934,485

*	Revvity, Inc.	Revvity, Inc. Stock Fund	**	14,613,678

	Total Investments			836,844,644
*	Plan participants	Notes receivable from participants, with interest at rates of 4.25% - 10.50%	—	4,175,736

	Total Per Form 5500			$841,020,380

*	Represents a party-in-interest to the Plan as defined by ERISA.
**	The cost of participant - directed investments is not required to be disclosed.

INDEX TO EXHIBITS

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan – Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Revvity, Inc. Savings Plan

/s/ Joel S. Goldberg
Date: June 20, 2025	Joel S. Goldberg
Chair, Administrative Committee of the Revvity, Inc. Savings Plan